

Jody Russell
Compliance Officer
Registration

Wells Fargo Bank, N.A.
401 S Tryon St.
6th Floor
Charlotte, NC 28262

Tel: 704-374-2714

October 27, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Wells Fargo Bank, N.A.
     SBSE-A Security-Based Swap Dealer Application

Wells Fargo Bank, N.A. ("WFBNA") is a provisionally-registered swap dealer with the U.S. Commodity Futures Trading Commission and member of the National Futures Association ("NFA"). As required by General Instruction 1 on Form SBSE-A, attached is a legible copy of WFBNA's Form 7-R filed with the NFA.

Wells Fargo Bank, N.A.

UIC: KB1H1DSPRFMYMCUFXT09
CIK: 0000740906
NFA ID: 399337



Entity Profile Information

Viewed on October 25, 2021

NFA ID 0399337 WELLS FARGO BANK NA

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/01/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	NFA ID 0299086 **WELLS FARGO INVESTMENT INSTITUTE INC**	
	PRINCIPAL APPROVED	07/12/2017

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/01/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	11/26/2012
SWAP DEALER PENDING	11/26/2012
NFA ID 0299086 **WELLS FARGO INVESTMENT INSTITUTE INC**	
PRINCIPAL APPROVED	07/12/2017
PRINCIPAL PENDING	07/06/2017

Outstanding Requirements

Annual Due Date: 5/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2022



Business Information

Name	WELLS FARGO BANK NA
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	Not provided

Business Address

Street Address 1	101 N. PHILLIPS AVENUE
City	SIOUX FALLS
State (United States only)	SOUTH DAKOTA
Zip/Postal Code	57104
Country	UNITED STATES

Phone Number	212-214-6236
Fax Number	Not provided
Email	Not provided
Website/URL	WWW.WELLSFARGO.COM
CRD/IARD ID	Not provided
	US FEDERALLY CHARTERED BANK
	F



Location of Business Records

Viewed on October 27, 2021

NFA ID 0399337 WELLS FARGO BANK NA

Street Address 1	550 SOUTH TRYON STREET
Street Address 2	6TH FLOOR
Street Address 3	D1086-060
City	CHARLOTTE
State	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES



Location of Business Records

Viewed on October 27, 2021

NFA ID 0399337 WELLS FARGO BANK NA

Street Address 1	550 SOUTH TRYON STREET
Street Address 2	6TH FLOOR
Street Address 3	D1086-060
City	CHARLOTTE
State	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES



Principal Information

Individual Information

NFA ID	0427544
Name	ALLEN, RENEE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-20-2012

NFA ID	0538233
Name	BENNETT, NICHOLAS WILLIAM
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-30-2021

NFA ID	0534055
Name	BINGHAM, MARTIN HAUSER
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-23-2020

NFA ID	0477406
Name	BONNER, BENJAMIN THOMAS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-20-2014

NFA ID	0303002
Name	CHANCY, MARK ALAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-21-2020

NFA ID	0537300
Name	CLINGHAM JR, JAMES HOWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2021

NFA ID	0200242
Name	CRAVER, THEODORE F JR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-22-2019

NFA ID	0447669
Name	DIETZ, CHARLES EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-03-2022

NFA ID	0427087
Name	GNALL, JAMES WILLIAM
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2021

NFA ID	0519570
Name	JONES, MARK DEAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-15-2019

NFA ID	0546565
Name	KEARNS, WILLIAM JOSEPH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	02-25-2022
NFA ID	0300619
Name	KOHN, MARK JONATHAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-23-2021
NFA ID	0286117
Name	LANGIS, DARREN JOSEPH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-17-2021
NFA ID	0524015
Name	MORRIS, MARIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-02-2019
NFA ID	0197215
Name	MULLIGAN, ROBERT JOHN JR
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-20-2012
NFA ID	0452535
Name	MULLINS, TIMOTHY PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2018
NFA ID	0537698
Name	PAPSON, ALEXANDER FRANCIS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	03-26-2021

NFA ID	0453848
Name	PAYNE JR, RICHARD BANKS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-22-2020

NFA ID	0527366
Name	POWELL, SCOTT E
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-30-2019

NFA ID	0544708
Name	PRIMAVERA, TODD G
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-26-2022

NFA ID	0524035
Name	PUJADAS, JUAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-05-2019

NFA ID	0534329
Name	SANTOMASSIMO, MICHAEL
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-23-2020

NFA ID	0288529
Name	SCHARF, CHARLES WILLIAM
TItle(s)	CHIEF EXECUTIVE OFFICER

10% or More Interest	No
Status	APPROVED
Effective Date	10-25-2019

NFA ID	0482001
Name	SHARRETT, THAD MARCUS
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-23-2020

NFA ID	0534066
Name	WAN, MAN YI MANDY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-07-2021

NFA ID	0457027
Name	WEISS, JONATHAN GEOFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-13-2021

Holding Company Information

NFA ID	0451284
Full Name	WFC HOLDINGS LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-30-2012



Principal Name and Financial Interest

Viewed on October 27, 2021

NFA ID 0399337 WELLS FARGO BANK NA

Current Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0299086	WELLS FARGO INVESTMENT INSTITUTE INC		Y



Non-U.S. Regulator Information

NFA ID 0399337 WELLS FARGO BANK NA

CENTRAL BANK OF BRAZIL
CAYMAN ISLAND MONETARY AUTHORITY
DUBAI FINANCIAL SERVICES AUTHORITY
PRUDENTIAL REGULATION AUTHORITY
COLOMBIAN FINANCIAL SUPERINTENDENCE
STATE BANK OF VIETNAM
TAIWAN FINANCIAL SUPERVISORY COMMISSION
MINISTRY OF ECONOMY AND FINANCE
RESERVE BANK OF INDIA
HONG KONG DEPOSIT PROTECTION BOARD
PEOPLES BANK OF CHINA
CHINA BANKING AND INSURANCE REGULATORY COMMISSION
AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
FINANCIAL SERVICES AUTHORITY
OFFICE OF FAIR TRADING
HONG KONG MONETARY AUTHORITY
MONETARY AUTHORITY OF SINGAPORE
FINANCIAL SERVICES AGENCY
MINISTRY OF FINANCE
BANK OF JAPAN
CHINA BANKING REGULATORY COMMISSION
THE PEOPLES BANK OF CHINA
STATE ADMINISTRATION OF FOREIGN EXCHANGE
THE FINANCIAL SERVICES COMMISSION
THE FINANCIAL SUPERVISORY SERVICE
MINISTRY OF STRATEGY AND FINANCE
THE BANK OF KOREA
FINANCIAL SUPERVISORY COMMISSION
CENTRAL BANK OF THE REPUBLIC OF CHINA
OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS (CANADA)



Registration Contact Information

Viewed on October 27, 2021

NFA ID 0399337 WELLS FARGO BANK NA

First Name	RENEE
Last Name	ALLEN
Title	COMPLIANCE SR DIRECTOR
Street Address 1	550 SOUTH TRYON STREET
Street Address 2	6TH FLOOR
Street Address 3	MAC D1086-060
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES
Phone	704-410-2151
Fax	704-410-0238
Email	RENEE.ALLEN@WELLSFARGO.COM



Enforcement/Compliance Communication Contact Information

NFA ID 0399337 WELLS FARGO BANK NA

First Name	RENEE
Last Name	ALLEN
Title	SR DIRECTOR
Street Address 1	550 SOUTH TRYON STREET
Street Address 2	6TH FLOOR
Street Address 3	MAC D1086-060
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES
Phone	704-410-2151
Fax	704-410-0238
Email	RENEE.ALLEN@WELLSFARGO.COM

First Name	THOMAS
Last Name	BITCON
Title	COMPLIANCE MANAGER
Street Address 1	550 S TRYON ST
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES
Phone	704-410-1936
Email	THOMAS.BITCON@WELLSFARGO.COM

First Name	MADELINE
Last Name	CHAN
Title	REGULATORY RELATIONS OFFICER VP
Street Address 1	150 E 42 STREET
Street Address 2	37TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-214-7946
Email	MADELENE.CHAN@WELLSFARGO.COM

First Name	RAFFIE
Last Name	MARKARIAN
Title	COMPLIANCE MANAGER
Street Address 1	375 PARK AVE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10152
Country	UNITED STATES
Phone	212-214-5721
Email	RAFFIE.MARKARIAN@WELLSFARGO.COM

First Name	STEPHEN
Last Name	MONTGOMERY
Title	COMPLIANCE MANAGER
Street Address 1	10 S WACKER DR
City	CHICHAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312-368-6481
Email	STEPHEN.B.MONTGOMERY@WELLSFARGO.COM

First Name	ROBERT
Last Name	MULLIGAN
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	500 W. 33RD STREET
Street Address 2	30 HUDSON YARDS
Street Address 3	MAC J0127-053
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10001
Country	UNITED STATES
Phone	212-214-6236
Email	BOB.MULLIGAN@WELLSFARGO.COM



Membership Information

NFA ID 0399337 WELLS FARGO BANK NA

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FARM CREDIT ASSOCIATION
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE FEDERAL HOUSING FINANCE AGENCY
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

Membership Contact

First Name	RENEE
Last Name	ALLEN
Title	SR DIRECTOR
Street Address 1	550 SOUTH TRYON STREET
Street Address 2	6TH FLOOR
Street Address 3	MAC D1086-060
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES
Phone	704-410-2151
Fax	704-410-0238
Email	RENEE.ALLEN@WELLSFARGO.COM

Accounting Contact

First Name	ILIANA
Last Name	DIMITROVA
Title	MANAGER
Street Address 1	DCS BROKERAGE
Street Address 2	301 S COLLEGE ST, 7TH FLOOR
Street Address 3	MAC D1053-070
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES
Phone	704-410-8491
Fax	704-383-0126
Email	DCSBROKERAGE@WELLSFARGO.COM



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information – Firm Criminal Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

[◀ Back to Summary]   [✎ Amend]

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: [▤ Show Questions]

◯ A   ◯ B   ◯ C

Criminal Case Information

COURT TYPE AND FILING DATE
❓ Court Type:
❓ Date Filed:

COURT INFORMATION
❓ Name of Court:
❓ City or County:
❓ State:
❓ Country:

CASE INFORMATION
❓ Case Number:
❓ Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A YEAR; IF IT DOES, THE DOJ RESERVED THE RIGHT TO REINSTATE THE CHARGES. WELLS FARGO BANK ANTICIPATES THE NON-PROSECUTION AGREEMENT WILL BE TERMINATED AFTER THE EXPIRATION OF THE ONE YEAR PERIOD, WHICH WILL HAVE RUN ON DECEMBER 8, 2012.

WELLS FARGO BANK, AS WITH ANY LARGE FINANCIAL INSTITUTION, IN THE HIGHLY REGULATED BANKING AND SECURITIES FIELD, IS SUBJECT TO RECEIVING INQUIRIES AND SUBPOENAS FROM REGULATORS FROM TIME TO TIME, AS WELL AS BEING SUBJECT TO CIVIL LITIGATION. NONE HAVE RESULTED IN ANY RESTRICTIONS ON WELLS FARGO BANK'S ABILITY TO OPERATE ITS BUSINESSES. IN ADDITION, WELLS FARGO BANK HAS MERGED WITH MANY INSTITUTIONS OVER THE MANY YEARS OF ITS EXISTENCE AND THE BANK MAY NOT HAVE THE COMPLETE HISTORY AVAILABLE FOR ALL INSTITUTIONS MERGED INTO WELLS FARGO BANK. WELLS FARGO BANK HAS MADE A DILIGENT EFFORT TO RESPOND TO THE QUESTIONS BASED ON THE BEST INFORMATION AVAILABLE TO IT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[◀ Back to Summary]



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each action.

[◀ Back to Summary]   [✎ Amend]

Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: [☰ Show Question]

◯ J

Case Information

BANKRUPTCY CASE INFORMATION

❓ United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

❓ Case Number:

ADVERSARY CASE INFORMATION

❓ Court where the adversary action was filed:

❓ Court Location:

❓ Case Number of Adversary Action:

❓ Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

WELLS FARGO BANK IS A LARGE COMMERCIAL AND RETAIL BANK. IT LOANS MONEY OR ENGAGES IN OTHER FINANCIAL TRANSACTIONS WITH MILLIONS OF CUSTOMERS. AT ANY GIVEN TIME A NUMBER OF THOSE CUSTOMERS INITIATE BANKRUPTCY PROCEEDINGS AND WELLS FARGO BANK IS REGULARLY INVOLVED IN ADVERSARY ACTIONS COMMENCED BY BANKRUPTCY TRUSTEES IN CONSUMER AND COMMERCIAL BANKRUPTCIES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

All the DMP section data has been loaded.

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OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK TO STOP ENGAGING IN THE SPECIFIED ACTS AND PRACTICES, THE ORDER FURTHER REQUIRES THE BANK TO: (1) MAINTAIN A COMPLIANCE COMMITTEE RESPONSIBLE FOR MONITORING AND OVERSEEING THE BANK'S COMPLIANCE WITH THE PROVISIONS OF THE ORDER; (2) SUBMIT AN ACCEPTABLE ENTERPRISE-WIDE COMPLIANCE RISK MANAGEMENT PLAN DESIGNED TO ENSURE THE BANK'S ACTS AND PRACTICES COMPLY WITH FEDERAL CONSUMER FINANCIAL LAW AND THE TERMS OF THE ORDER, A STAFFING ASSESSMENT FOR THE COMPLIANCE RISK MANAGEMENT PROGRAM, AND A PLAN TO ENHANCE THE INTERNAL AUDIT PROGRAM WITH RESPECT TO COMPLIANCE; (3) ESTABLISH A COMPREHENSIVE REMEDIATION PROGRAM FOR REMEDIATION ACTIVITIES CONDUCTED BY THE BANK AND ESTABLISH REMEDIATION PLANS ADDRESSING THE CPI AND MORTGAGE-INTEREST-RATE-LOCK FINDINGS IN THE ORDER; (4) PAY A CIVIL MONEY PENALTY OF $1 BILLION, FOR WHICH ONLY $500 MILLION MUST BE PAID TO THE CFPB AS THE CFPB IS TREATING THE PAYMENT OF THE $500 MILLION OCC PENALTY AS PARTIAL SATISFACTION OF THE PENALTY; AND (5) COMPLY WITH VARIOUS REPORTING AND APPROVAL REQUIREMENTS.

HOW WAS MATTER RESOLVED: CONSENT
RESOLUTION DATE: 04/20/2018 EXACT
RESOLUTION DETAIL:
ESTABLISH ENTERPRISE-WIDE COMPLIANCE RISK MANAGEMENT PLAN, ESTABLISH A COMPREHENSIVE REMEDIATION PROGRAM, AND ENHANCE THE INTERNAL AUDIT PLAN FOR COMPLIANCE.

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

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ON APRIL 24, 2008, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") AND WACHOVIA BANK, NATIONAL ASSOCIATION, A BANK THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK IN MARCH 2010, ENTERED INTO A CONSENT

ORDER FOR A CIVIL MONEY PENALTY AS A RESULT OF WACHOVIA BANK'S ACCOUNT RELATIONSHIP WITH A PAYMENT PROCESSOR FOR TELEMARKETERS. AS PART OF THAT ACCOUNT RELATIONSHIP, WACHOVIA BANK PROCESSED REMOTELY CREATED CHECKS GENERATED BY CERTAIN TELEMARKETERS, WHICH WERE CUSTOMERS OF WACHOVIA BANK'S PAYMENT PROCESSOR CUSTOMER, FROM INFORMATION OBTAINED FROM CONSUMERS. IN CONNECTION WITH ITS HANDLING OF THE ACCOUNT ACTIVITIES OF THE PAYMENT PROCESSORS AND DIRECT TELEMARKETERS, THE OCC FOUND THAT THE BANK ENGAGED IN UNFAIR PRACTICES IN VIOLATION OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT, 15 U.S.C. SECTION 45(A)(1). WACHOVIA BANK PAID A CIVIL MONEY PENALTY AND PROVIDED REMEDIATION TO CONSUMERS ALLEGED TO HAVE BEEN HARMED BY THE TELEMARKETERS.

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NFA ID 0399337 - WELLS FARGO BANK NA

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COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A YEAR; IF IT DOES, THE DOJ RESERVED THE RIGHT TO REINSTATE THE CHARGES. WELLS FARGO BANK ANTICIPATES THE NON-PROSECUTION AGREEMENT WILL BE TERMINATED AFTER THE EXPIRATION OF THE ONE YEAR PERIOD, WHICH WILL HAVE RUN ON DECEMBER 8, 2012.

WELLS FARGO BANK, AS WITH ANY LARGE FINANCIAL INSTITUTION, IN THE HIGHLY REGULATED BANKING AND SECURITIES FIELD, IS SUBJECT TO RECEIVING INQUIRIES AND SUBPOENAS FROM REGULATORS FROM TIME TO TIME, AS WELL AS BEING SUBJECT TO CIVIL LITIGATION. NONE HAVE RESULTED IN ANY RESTRICTIONS ON WELLS FARGO BANK'S ABILITY TO OPERATE ITS BUSINESSES. IN ADDITION, WELLS FARGO BANK HAS MERGED WITH MANY INSTITUTIONS OVER THE MANY YEARS OF ITS EXISTENCE AND THE BANK MAY NOT HAVE THE COMPLETE HISTORY AVAILABLE FOR ALL INSTITUTIONS MERGED INTO WELLS FARGO BANK. WELLS FARGO BANK HAS MADE A DILIGENT EFFORT TO RESPOND TO THE QUESTIONS BASED ON THE BEST INFORMATION AVAILABLE TO IT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK TO STOP ENGAGING IN THE SPECIFIED ACTS AND PRACTICES, THE ORDER FURTHER REQUIRES THE BANK TO: (1) MAINTAIN A COMPLIANCE COMMITTEE RESPONSIBLE FOR MONITORING AND OVERSEEING THE BANK'S COMPLIANCE WITH THE PROVISIONS OF THE ORDER; (2) SUBMIT AN ACCEPTABLE ENTERPRISE-WIDE COMPLIANCE RISK MANAGEMENT PLAN DESIGNED TO ENSURE THE BANK'S ACTS AND PRACTICES COMPLY WITH FEDERAL CONSUMER FINANCIAL LAW AND THE TERMS OF THE ORDER, A STAFFING ASSESSMENT FOR THE COMPLIANCE RISK MANAGEMENT PROGRAM, AND A PLAN TO ENHANCE THE INTERNAL AUDIT PROGRAM WITH RESPECT TO COMPLIANCE; (3) ESTABLISH A COMPREHENSIVE REMEDIATION PROGRAM FOR REMEDIATION ACTIVITIES CONDUCTED BY THE BANK AND ESTABLISH REMEDIATION PLANS ADDRESSING THE CPI AND MORTGAGE-INTEREST-RATE-LOCK FINDINGS IN THE ORDER; (4) PAY A CIVIL MONEY PENALTY OF $1 BILLION, FOR WHICH ONLY $500 MILLION MUST BE PAID TO THE CFPB AS THE CFPB IS TREATING THE PAYMENT OF THE $500 MILLION OCC PENALTY AS PARTIAL SATISFACTION OF THE PENALTY; AND (5) COMPLY WITH VARIOUS REPORTING AND APPROVAL REQUIREMENTS.

HOW WAS MATTER RESOLVED: CONSENT
RESOLUTION DATE: 04/20/2018 EXACT
RESOLUTION DETAIL:
ESTABLISH ENTERPRISE-WIDE COMPLIANCE RISK MANAGEMENT PLAN, ESTABLISH A COMPREHENSIVE REMEDIATION PROGRAM, AND ENHANCE THE INTERNAL AUDIT PLAN FOR COMPLIANCE.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

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THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

ON JANUARY 2, 2019, WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC. SETTLED WITH THE CALIFORNIA DEPARTMENT OF INSURANCE. THE SETTLEMENT INCLUDED A TOTAL SETTLEMENT AMOUNT OF $10,345,816 AS WELL AS CEASE TRANSACTING NEW BUSINESS IN CALIFORNIA, MAY CONTINUE TO RECEIVE COMMISSIONS AND PROVIDE SERVICES FOR EXISTING BUSINESS, UNTIL LICENSES EXPIRES FOR WFBNA ON SEPTEMBER 30, 2020, AND WFI, INC. ON JULY 31, 2020. UPON EXPIRATION NEITHER SHALL APPLY FOR INSURANCE LICENSES FOR A PERIOD OF NO LESS THAN 2 YEARS.

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You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Regulatory Case Information

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THIRD PARTIES THAT WERE PASSED THROUGH TO RMBS INVESTORS.

WELLS FARGO BANK, N.A. AGREED TO PAY A CIVIL MONEY PENALTY OF $2,090,000,000 TO THE CIVIL DIVISION OF THE U.S. DEPARTMENT OF JUSTICE WITHIN FIFTEEN (15) DAYS.

8. CURRENT STATUS: FINAL
9. IF ON APPEAL .... LEAVE BLANK
10. HOW WAS MATTER RESOLVED: SETTLED
11. RESOLUTION DATE: 08/01/2018
12. RESOLUTION DETAIL:
A. MONETARY/FINE AMOUNT: $2090000000.00
DISGORGEMENT/RESTITUTION
B. LEAVE BLANK
C. $2,090,000,0000. FINE DUE WITHIN 15 DAYS OF SETTLEMENT AGREEMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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Case Status:

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ON JUNE 16, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDER # 2015-067 TO WELLS FARGO BANK, N.A. ("BANK"), AMENDING TWO PRIOR OCC CONSENT ORDERS AA-EC-11-19 AND # 2013-132, ALL

RELATING TO RESIDENTIAL MORTGAGE SERVICING. THE BANK NEITHER ADMITTED NOR DENIED ANY WRONGDOING WITH RESPECT TO THE FINDINGS IN THE CONSENT ORDER. THE CONSENT ORDER AMENDED PROVISIONS OF THE PRIOR ORDERS RELATING TO A COMPLIANCE COMMITTEE, COMPREHENSIVE ACTION PLAN, COMPLIANCE PROGRAM, MANAGEMENT INFORMATION SYSTEMS AND RESIDENTIAL MORTGAGE SERVICING. THE BANK WAS ALSO RESTRICTED FROM PERFORMING AND/OR EXPANDING CERTAIN LISTED TYPES OF RESIDENTIAL MORTGAGE SERVICING ACTIVITIES PENDING FURTHER ACTION BY THE BANK AND ASSESSMENT BY THE OCC.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Regulatory Case Information

REGULATORY INFORMATION

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ON MAY 4, 2015, THE CITY ATTORNEY OF LOS ANGELES, CALIFORNIA FILED A CIVIL ACTION IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF LOS ANGELES ENTITLED PEOPLE OF THE STATE OF CALIFORNIA V. WELLS FARGO & COMPANY AND WELLS FARGO BANK, N.A., RELATING TO WELLS FARGO'S RETAIL BANKING OPERATIONS. THE COMPLAINT ALLEGES THAT WELLS FARGO PERSONNEL ENGAGED IN VARIOUS ALLEGEDLY IMPROPER ACTS AND PRACTICES DESIGNED TO MEET SALES GOALS AND QUOTAS, SUCH AS OPENING ACCOUNTS WITHOUT CUSTOMER AUTHORIZATION, MISREPRESENTING THAT CERTAIN PRODUCTS WERE AVAILABLE ONLY IN PACKAGES WITH OTHER PRODUCTS, MISUSING CUSTOMER DATA IN CONNECTION WITH THE FOREGOING, AND NOT DISCLOSING SUCH ALLEGED MISUSE TO CUSTOMERS.

THE COMPLAINT ALLEGES THAT CUSTOMERS WERE HARMED BY, AMONG OTHER THINGS, INCURRING UNAUTHORIZED FEES. THE COMPLAINT ASSERTS CLAIMS UNDER CALIFORNIA BUSINESS & PROFESSIONS CODE § 17200, AND SEEKS AN INJUNCTION, DISGORGEMENT, CIVIL PENALTIES, COSTS, AND UNSPECIFIED OTHER RELIEF. WELLS FARGO HAS ANSWERED THE COMPLAINT BY DENYING ITS MATERIAL ALLEGATIONS AND ASSERTING VARIOUS AFFIRMATIVE DEFENSES, AND INTENDS VIGOROUSLY TO DEFEND AGAINST THE LAWSUIT.

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You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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❓ Were any of the following sanctions imposed?:

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ON JUNE 3, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDERS # 2015-048 AND # 2015-051 TO WELLS FARGO BANK, N.A. ("BANK"), FINDING THAT THE BANK HAD ENGAGED IN UNFAIR AND DECEPTIVE

MARKETING PRACTICES WITH REGARD TO IDENTITY PROTECTION AND DEBT CANCELLATION PRODUCTS THAT RESULTED IN VIOLATIONS OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT. THE BANK NEITHER ADMITTED NOR DENIED THE FINDINGS. THE BANK WAS REQUIRED TO CEASE AND DESIST FROM VIOLATION OF SECTION 5 OF THE FTC ACT, PAY A CIVIL MONEY PENALTY OF $4,000,000 (PAID), MAKE REIMBURSEMENTS TO CONSUMERS AFTER A PLAN WAS DEVELOPED, AND ADDRESS MANAGEMENT OF THIRD-PARTIES PROVIDING SERVICES TO CONSUMERS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NA

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REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:

Were any of the following sanctions imposed?:

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3. FORMAL ACTION: CASE NUMBER 3-17096
4. WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
5. DESCRIBE ALLEGATIONS: THE SECURITIES AND EXCHANGE COMMISSION (SEC) ALLEGED WELLS FARGO BANK, N.A. MUNICIPAL PRODUCTS GROUP (WFBNA MPG) CONDUCTED INADEQUATE DUE DILIGENCE IN CERTAIN OFFERINGS AND AS A RESULT, FAILED TO FORM A REASONABLE BASIS FOR BELIEVING THE TRUTHFULNESS OF CERTAIN MATERIAL REPRESENTATIONS IN OFFICIAL STATEMENTS ISSUED IN CONNECTION WITH THOSE OFFERINGS. THIS RESULTED IN WFBNA MPG OFFERING AND SELLING MUNICIPAL SECURITIES ON THE BASIS OF MATERIALLY MISLEADING DISCLOSURE DOCUMENTS. THE SEC ALLEGES WFBNA MPG WILLFULLY VIOLATED SECTION 17(A)(2) OF THE SECURITIES ACT OF 1933.
6. HOW WAS MATTER RESOLVED: CONSENT
7. RESOLUTION DATE: 02/02/2016
8. RESOLUTION DETAIL: MONETARY/FINE AMOUNT $440000.00; CEASE AND DESIST/INJUNCTION

THIS ACTION RESULTED FROM A VOLUNTARY SELF-REPORT SUBMITTED TO THE SEC BY WELLS FARGO BANK, N.A. MUNICIPAL PRODUCTS GROUP PURSUANT TO THE SEC'S MUNICIPALITIES CONTINUING DISCLOSURE COOPERATION INITIATIVE ("MCDC"; SEE HTTPS://WWW.SEC.GOV/DIVISIONS/ENFORCE/MUNICIPALITIES-CONTINUING-DISCLOSURE-COOPERATION-INITIATIVE.SHTML). STANDARD MCDC SETTLEMENT TERMS AS DESCRIBED IN THE SEC'S MCDC WEB PAGE WERE IMPOSED.
WITHOUT ADMITTING OR DENYING THE FINDINGS OR VIOLATIONS OF SECURITIES LAWS OR RULES, WELLS FARGO BANK, N.A. MUNICIPAL PRODUCTS GROUP AGREED TO THE OFFER OF SETTLEMENT AND THE ORDER.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

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CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

THE ACTION IS PENDING AND WE WILL FILE AN UPDATE WHEN THERE IS A RESOLUTION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

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WELLS FARGO HOME MORTGAGE, INC. (HEREAFTER "WFHM"), A SUBSIDIARY THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK, N.A. ON MAY 8, 2004. THE ADMINISTRATIVE PROCEEDING WAS INITIATED AFTER WFHM DID NOT RESPOND TO THE COMMISSIONER'S DEMANDS TO CONDUCT A SELF-AUDIT AND INSTEAD FILED A CIVIL LAWSUIT IN THE U.S. DISTRICT COURT FOR THE EASTERN DISTRICT OF CALIFORNIA, WELLS FARGO BANK V. BOUTRIS, ALLEGING THAT THE COMMISSIONER'S JURISDICTION WAS PREEMPTED BY FEDERAL LAW.

ON MARCH 10, 2003, THE DISTRICT COURT ISSUED AN ORDER ENJOINING THE COMMISSIONER FROM EXERCISING VISITORIAL POWERS OVER WFHM OR OTHERWISE PREVENTING WFHM FROM OPERATING IN CALIFORNIA, BASED UPON A FINDING THAT THE NATIONAL BANK ACT PREEMPTS THE COMMISSIONER'S EXERCISE OF INVESTIGATIVE AND LICENSING AUTHORITY OVER "OPERATING SUBSIDIARIES" OF NATIONAL BANKS. HOWEVER, THE DISTRICT COURT DENIED WFHM'S MOTION TO PRELIMINARILY ENJOIN THE COMMISSIONER FROM REVOKING WFHM'S LICENSE, AND ON MAY 2, 2003, THE COMMISSIONER ISSUED AN ORDER REVOKING WFHM'S LICENSE. ON AUGUST 1, 2005, WELLS FARGO BANK, N.A. (ON BEHALF OF WFHM) ENTERED INTO A SETTLEMENT AGREEMENT WITH THE COMMISSIONER WHEREBY THE COMMISSIONER AGREED TO NOT TAKE ANY ACTION AGAINST WELLS FARGO BANK, N.A. BEYOND THE LICENSE REVOCATION WHICH WAS ALREADY IN EFFECT, AND WELLS FARGO BANK, N.A. AGREED TO DISMISS ITS ACTION IN STATE COURT SEEKING TO SET ASIDE THE REVOCATION.

THE DISTRICT COURT'S CONCLUSION IN BOUTRIS REGARDING THE NATIONAL BANK ACT PREEMPTION WAS LATER UPHELD BY THE NINTH CIRCUIT. IN WATTERS VS WACHOVIA BANK, N.A., NO. 05-1342, THE U.S. SUPREME COURT ALSO HELD THAT STATE REGULATORS MAY NOT REQUIRE OPERATING SUBSIDIARIES TO REGISTER WITH STATE AGENCIES AND SUBMIT TO THEIR SUPERVISION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

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CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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ON OCTOBER 9, 2012, A COMPLAINT, CAPTIONED UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A. WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (12 CIV 7527) ALLEGING THAT WELLS FARGO

HAD VIOLATED THE FEDERAL FALSE CLAIMS ACT AND THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT. THE COMPLAINT ALLEGES THAT SOME FHA MORTGAGES ORIGINATED BY WELLS FARGO BANK AND INSURED BY FHA FROM 2001 - 2010 DID NOT QUALIFY FOR THE PROGRAM, WHICH THE BANK ALLEGEDLY KNEW, AND THEREFORE THE BANK SHOULD NOT HAVE RECEIVED INSURANCE PROCEEDS FROM FHA WHEN A SUBSET OF THOSE LOANS LATER DEFAULTED. WELLS FARGO DISPUTES THE ALLEGATIONS AND, ON NOVEMBER 16, 2012, THE BANK FILED A MOTION TO DISMISS THE COMPLAINT. IF THE COURT WERE TO MAKE FINDINGS AGAINST WELLS FARGO BANK BASED ON THE ALLEGATIONS OF THE COMPLAINT, IT WOULD REQUIRE AN AFFIRMATIVE RESPONSE TO QUESTION E.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY Name of Regulatory Body: UNITED STATES DEPARTMENT OF JUSTICE

CASE INFORMATION

Case Number: NONE
Case Status: FINAL

Date Resolved:
FEBRUARY 2020

Were any of the following sanctions imposed?:
Other: CIVIL MONEY PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On February 21, 2020, Wells Fargo & Company ("WFC"), the ultimate parent of Wells Fargo Bank, N.A. ("WFBNA"), entered into settlement agreements with the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") to resolve these agencies' investigations into WFC's historical Community Bank sales practices and related disclosures. With respect to the DOJ, WFC and WFBNA entered into a settlement agreement with the Civil Division of the DOJ and the United States Attorney's Office for the Central District of California and a deferred prosecution agreement with the United States Attorney's Offices for the Central District of California and the Western District of North Carolina related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement. With respect to the SEC, WFC (but not WFBNA) consented to the entry of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million and to be enjoined from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. WFC also agreed to engage outside experienced securities counsel to conduct an assessment of the Regulation D policies and procedures of WFC and certain of its subsidiaries and to present to the SEC on the implementation of recommendations made by outside counsel.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
DOJ ORDER	WFC DOJ Order.pdf
SEC ORDER	WFC SEC Order.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
OTHER SELF-REGULATORY ORGANIZATION   Name of Regulatory Body: OFFICE OF COMPTROLLER OF THE CURRENCY (OCC)

CASE INFORMATION

❓ Case Number: AA-ENF-2021-29 & AA-ENF-2021-20
❓ Case Status: FINAL
❓ Date Resolved:
SEPTEMBER 2021
❓ Were any of the following sanctions imposed?:
Other: CIVIL AND ADMINISTRATIVE PENALTIES/FINES, UNDERTAKING

Comments

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WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO CONSENT AGREEMENTS IN WHICH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC) ALLEGED THE BANK ENGAGED IN (1) UNSAFE or UNSOUND PRACTICES RELATED TO LOSS MITIGATION ACTIVITIES AND INADEQUATE INDEPENDENT RISK MANAGEMENT AND INTERNAL AUDIT OF THE LOSS MITIGATION AND (2) VIOLATIONS COVERED UNDER THE 2018 CONSENT ORDER, AA-EC-2018-15.WELLS FARGO BANK, N.A. AGREED TO PAY A CIVIL MONEY PENALTY OF $250,000,000. TO THE OCC UPON ACCEPTANCE OF THE CONSENT AGREEMENT AND WITHIN 150 DAYS PROVIDE THE OCC EXAMINER-IN-CHARGE A WRITTEN ACCEPTABLE ACTION PLAN FOR REMEDIAL ACTIONS UNDER THE AGREEMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [All ▼] entries   Search: [   ]

Description	Uploaded File
BD DRP FILING	WFS DRP for OCC Consent Undertaking 91521.pdf
CONSENT ORDER 1	WFBNA Consent Order OCC 91021 1.pdf
CONSENT ORDER 2	WFBNA Consent Order OCC 91021 2.pdf

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NA

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY Name of Regulatory Body: U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

Case Number: 1:21-CV-08007
Case Status: FINAL

Date Resolved:
SEPTEMBER 2021

Were any of the following sanctions imposed?:
Other: CIVIL PENALTY/FINES, CIVIL ASSET FORFEITURE

Comments

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The United States Attorney's Office for the Southern District of New York alleged that from 2010 through 2017, Wells Fargo Bank, N.A. defrauded 771 commercial customers who used the Bank's FX services by misrepresenting FX pricing levels and engaging in other improper FX pricing practices in violation of the mail fraud, wire fraud, and bank fraud statutes 18 U.S.C. §§ 1341, 1343, 1344.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All entries Search:

Description	Uploaded File
COMPLAINT	US v WF FIRREA Complaint 21cv08007 filed 9272021.pdf
FINRA DRP FILING	WFS FX filing Form BD DRP filing Final 92921.pdf
SETTLEMENT	US v WF Settlement Stipulation with WF 21cv 08007 filed 9272021.pdf

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